8-35120

06003259

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION FEB 21 2006 WASH, DC 213

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AB 2/27

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~35-120~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 010105 (MM/DD/YY) AND ENDING 123105 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

INTEGRATED FINANCIAL PLANNING SERVICES

(No. and Street)

KARLSTRASSE 20, HEIDELBERG, GERMANY 69117

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY E SWANSON 011-49-6221-23597

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J STARESINIC, CPA

(Name – *if individual, state last, first, middle name*)

WERASTRASSE 105, STUTTGART, GERMANY 70190

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 09 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/8/06

OATH OR AFFIRMATION

I, BARRY E SWANSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRATED FINANCIAL PLANNING SERVICES, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Justizrat Sperker, Notar

Notary Public

This report ** contains (check all applicable boxes):

- X☒ (a) Facing Page.
- X☒ (b) Statement of Financial Condition.
- X☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Die Kosten u. MWsT. sind erhoben.
Heidelberg, den 07.02.2006

a. A. Kamuf/Sortschan, Just.-ang.

Unterschriftsbeglaubigung

Herr Barry Ernest Swanson,
geb. am 23.06.1940,
wohnhaft Karlstraße 20, 69117 Heidelberg

- - ausgewiesen durch Passport of America - -

hat die vorstehende Unterschrift vor mir eigenhändig vollzogen.

Ihre Echtheit wird hiermit öffentlich beglaubigt.

Heidelberg, den 07.02.2006

Notariat 6 Heidelberg

Sperker

Justizrat als Notar

NOTARIAT

HEIDELBERG

Integrated Financial Planning Services
Audited Financial Statement
Balance Sheet

	Dec 31, '05
ASSETS	
Current Assets	
Checking/Savings	
100 · Citibank - NY State	167,961.47
102 · Commerzbank	4,902.43
111 · Citibank Money Market	133.31
Total Checking/Savings	172,997.21
Accounts Receivable	
1200 · Accounts Receivable	2,837.81
Total Accounts Receivable	2,837.81
Other Current Assets	
104 · Acct Rec - Other	2,990.60
106 · Acct Rec - Reps Comms	10,548.38
108 · Acct Rec - ANICO	9,182.75
110 · NASD Cash Account	2,472.10
113 · Acct Rec MF Commissions	188,214.82
115 · Cash on Deposit	5,000.00
132 · Prepaid Renewal Fees	7,035.00
133 · Prepaid Insurance	3,430.90
Total Other Current Assets	228,874.55
Total Current Assets	404,709.57
Fixed Assets	
140 · Furniture & Equipment	84,748.12
150 · A/D - Furn & Equip	-63,114.09
Total Fixed Assets	21,634.03
TOTAL ASSETS	426,343.60
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
201 · AP Representatives	5,460.68
205 · Accounts Payable	9,078.32
208 · Taxes Payable	22,420.00
210 · Comm. Payable	95,510.88
Total Other Current Liabilities	132,469.88
Total Current Liabilities	132,469.88
Total Liabilities	132,469.88
Equity	
300 · Owners Equity	-15,197.93
3000 · Opening Bal Equity	261,546.74
309 · IFP, Ltd.	835.00
310 · Owners Draw	-39,992.09
311 · Owner's Contibution	28,040.78
Net Income	58,641.22
Total Equity	293,873.72
TOTAL LIABILITIES & EQUITY	426,343.60

Integrated Financial Planning Services
Audited Financial Statement
Profit & Loss

		Jan - Dec '05
Ordinary Income/Expense		
Income		
404 · Rev - Life Insurance		264,715.86
405 · Rev - MF Commissions		1,209,625.09
410 · Rev - NASD Fees		
Cont. Ed. Fee	2,475.00	
Disclosure Fee	720.00	
Fingerprint Fee	544.00	
Registration	1,260.00	
Series 6 Exam	370.00	
Series 63 Exam	440.00	
State Regis Fee	430.00	
Termination Fee	1,200.00	
Total 410 · Rev - NASD Fees		7,439.00
412 · Rev - Study Guides		530.00
413 · Rev - Comp. Review		800.00
415 · Rev - Bonding Fees		3,612.00
417 · Rev - Bus Card,Supp,Admin,etc		438.50
420 · Rev - Investment Fair		18,123.05
430 · Rev - Integrated Benefits		1,370.54
Total Income		1,506,654.04
Expense		
501 · Admin Fees		
Compliance	10,200.00	
Continuing Education	9,063.52	
General	5,886.00	
NASD Administration	2,701.50	
Supervisory Reviews	1,600.00	
Total 501 · Admin Fees		29,451.02
502 · Accounting Fees		6,720.00
505 · Advertising		3,814.32
506 · Audit Expense		1,200.00
510 · Auto Expense		
Gas	2,518.00	
Parking	2,200.72	
Service	1,486.46	
Total 510 · Auto Expense		6,205.18
512 · Bank Service Charges		827.59
514 · Commissions-Side Charges		4,176.19
515 · MF Commission Reps		1,034,460.81
517 · Depreciation		12,485.33
520 · Contact Labor Expense		
Belk, Claudia	5,974.75	
Braun, Kerri	2,990.25	
Cuomo, Kathy	16,935.48	
Lewis, Gianinna	4,566.00	
Morales, Dawnia	2,684.00	
Reeves, Lenore	2,777.51	
Thornton, Michelle	11,678.00	
Total 520 · Contact Labor Expense		47,605.99
521 · Membership Dues		579.49
522 · Subscriptions		374.10
524 · Meals & Entertainment		18,024.14
528 · Conference Fees		1,046.50
530 · Insurance Expense		
Auto	2,967.48	
Medical-Dental	6,473.31	
530 · Insurance Expense - Other	343.99	
Total 530 · Insurance Expense		9,784.78
535 · Investment Fair		
Hotel	26,080.40	
Meals & Entertainment	1,912.50	
office exp	2,729.37	
Prizes	2,543.51	
Total 535 · Investment Fair		33,265.78

		Jan - Dec '05
536 · Compliance Meetings		809.52
537 · Legal & Professional Fees		21,896.90
543 · Bonding Fee		3,779.69
544 · Regis Fees		625.00
545 · NASD Expenses		
Annual Fee	7,265.00	
Cont. Ed. Fee	1,920.00	
Disclosure Fee	680.00	
Fingerprint Fee	452.95	
Principal's Exams	300.00	
Registration	1,180.00	
Series 24 Exam	85.00	
Series 6 Exam	280.00	
Series 63 Exam	410.00	
State Regis Fee	430.00	
Termination Fee	920.00	
545 · NASD Expenses - Other	110.00	
Total 545 · NASD Expenses		14,032.95
549 · Office Expenses		10,481.70
550 · Sales Brochures		251.82
552 · Phone		
MISC	1,073.41	
Telekom - DSL line	2,106.56	
Telekom - Phone Calls	2,904.25	
Total 552 · Phone		6,084.22
555 · Computer Expenses		1,480.05
556 · Network Subscriptions		5,496.60
557 · Publications		884.50
560 · Postage - American		1,002.66
561 · Postage - German		4,478.83
562 · Printing		
Business Card Printing	381.82	
Total 562 · Printing		381.82
565 · Rent		23,355.91
572 · Study Guides		1,024.65
575 · Travel		
Air Fare	7,338.20	
Car Rental		
Gasoline	51.01	
Car Rental - Other	508.92	
Total Car Rental	559.93	
Hotel	3,324.12	
Meals & Entertainment	2,521.60	
Other	362.10	
Taxis	711.20	
Train Tickets	285.18	
Total 575 · Travel		15,102.33
576 · Utilities		6,306.07
600 · Exp - Integrated Benefits		4,163.50
614 · British Comm-Side chg		3,705.96
615 · British Comm Reps		45,971.77
6999 · Uncategorized Expenses		0.00
Total Expense		1,381,337.67
Net Ordinary Income		125,316.37
Other Income/Expense		
Other Income		
450 · Interest Income		
Citibank Main Account	777.75	
Money Market Account	44.62	
450 · Interest Income - Other	0.00	
Total 450 · Interest Income		822.37
485 · Gain/Loss on Exchange Rate		3,120.79
Total Other Income		3,943.16

	Jan - Dec '05
Other Expense	
580 · Taxes	
Einkommensteuer	21,591.21
Gewerbesteuer	-19,469.41
Lohnsteuer	576.54
Road Tax	779.02
Social Services	53,479.76
US Back Up Withholding	213.26
US Income Tax	0.00
Total 580 · Taxes	57,170.38
581 · Penalties	233.10
583 · NASD Focus Assessment	12,021.75
585 · Contributions	764.88
590 · Bad Debt	428.20
Total Other Expense	70,618.31
Net Other Income	-66,675.15
Net Income	**58,641.22**

Integrated Financial Planning Services
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
For the year ended December 31, 2005

Balance, January 1, 2005	$ 246,349
Net income (loss)	58,641
Additions, incl non-conforming capital	0.00
Deduction, incl non-conforming capital	11,116
Balance, December 31, 2005	$ 293,874

Audited Statement of Cash Flows
December 31, 2005
Year - to - Date

Net Income		$	58,641.22
Adjustments:			
Depreciation Expense	12,485.33		
(Increase)Decrease in A/R	(158,020.81)		
Increase(Decrease) in A/P	84,851.03		
(Increase)Decrease in Prepaid Exp.	11,066.97		
			(49,617.48)
Net Cash provided by operating activities			9,023.74
Purchase of Equipment	(2,074.80)		
Disposal of Equipment	-		
Capital Withdrawals & Adjustments	(11,116.31)		
			(13,191.11)
Net Increase(Decrease) to cash		$	(4,167.37)
CASH BEGINNING BALANCE, January 1, 2005			177,164.58
CASH ENDING BALANCE, December 31, 2005			172,997.21
Net change to cash		$	(4,167.37)

Integrated Financial Planning Services
Notes to Financial Statements
January 1, 2005 to December 31, 2005

1. The financial statements are prepared on the accrual basis. All amounts are in US Dollars.

2. RECEIVABLES – MUTUAL FUNDS COMMISSIONS DUE represent commissions due from investment companies for one-time purchases of mutual funds and are accrued upon notification of sale from sale from sales personnel.

3. RECEIVABLES FROM NON CUSTOMERS represent a segregated cash account for the exclusive benefit of customers and short-term receivables (advances) due from registered representatives.

4. OTHER SECURITIES represent investments in marketable equity securities held by the business and are accounted for on a fair market value basis. INVESTMENT – GAIN (LOSS) represent the aggregate amount of gain/loss of value at fair market prices computed monthly.

5. PROPERTY, FURNITURE AND EUIPMENT represent purchase prices of computers, cars and office equipment, net of accumulated depreciation. Depreciation is calculated on a straight-line basis using lives of four to seven years.

6. OTHER ASSETS represents cash on account with the NASD for exams/registrations of representatives, as well as reserve deposits with mutual fund companies.

7. ACCOUNTS PAYABLE-REGISTERED REPRESENTATIVES represent commissions due to representatives for one-time sales, thereby keeping consistency with accounting for RECEIVABLES-MUTUAL FUNDS COMMISSIONS DUE.

8. SALES REVENUE represents percentages of total investments sales paid of due to the business from investments companies for sales representatives and owner.

9. OTHER EMPLOYEE COMPENSATION AND BENEFITS represent contract labor expense for administrative assistance and commission expense, which consists of approximately 80% of sales revenue attributable to sales by representatives and paid or due to representatives (see Note 7).

10. OTHER EXPENSE represents costs associated with operating the business that are not included in other line items.

Independent Auditor's Report

To the President
Integrated Financial Planning Services

I have audited the accompanying balance sheet of Integrated Financial Planning Services for the period of January 1 through December 31, 2005 and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the private organization. My responsibility is to express an opinion on theses financial statements based on my audit.

I conducted this audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above presently fairly, in all material respects, the financial position of Integrated Financial Planning Services as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Stephen J. Staresinic
Certified Public Accountant
February 07, 2006

Integrated Financial Planning Services
Audited Net Capital Requirements
December 31, 2005

Integrated Financial Planning Services is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, Integrated Financial Planning Services had net capital of $228,609, which was $203,609 in excess of its required net capital of $25,000, and the Aggregated Indebtedness to Net Capital Ratio was 0.58 to 1.

No material differences existed on the Broker/Dealers corresponding Part IIA Quarterly 17a-(5) Focus Report for the period ending December 31, 2005.

Stephen J. Staresinic, CPA
Stephen J. Staresinic
Certified Public Accountant
February 07, 2006

Integrated Financial Planning Services
Mr. Barry Swanson
Karlstrasse 20
69117 Heidelberg, Germany

7 February 2006

Dear Mr. Swanson,

You have requested that I audit the balance sheet of Integrated Financial Planning Services as of 31 December 2005, and the related statements of income and cash flows for the year then ending. I have confirmed my acceptance and our understanding of this engagement by means of this letter. My audit has been made with the objective of our expressing an opinion on the financial statements

In planning and performing my audit of the financial statements of Integrated Financial Planning Services for the year ended 31 December 2005, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing opinion on the financial statements and not to provide assurance of the internal control structures.

I also made a study of the practices and procedures followed by the company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the company under the requirements of rule 17a-13 or section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

I have conducted our audit in accordance with Generally Accepted Auditing Standards. Those Standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Because of the test nature and other inherent limitations of an audit, together with the inherent limitations of any accounting and internal control system, there is an unavoidable risk that even some material misstatements may remain undiscovered.

In addition to our report on the financial statements, I expect to provide you with a separate letter concerning any material weaknesses in accounting and internal control systems if any come to my notice.

The responsibility for the preparation of financial statements including adequate disclosure is that of the management of the company, including establishment and maintenance of an internal control structure. This includes the maintenance of adequate accounting records and internal controls, the selection and application of accounting policies, the safeguarding of the assets of the company, making all financial records and related information available to the auditor, and for identifying and ensuring that the entity complies with the laws and regulations applicable to its activities. At the conclusion of the engagement, management will provide a representation letter that, among other things, addresses these matters and confirms certain representations made during the audit, including, to the best of their knowledge and belief, the absence of fraud involving management or those employees who have significant roles in the entity's internal control, or others where it could have a material effect on the financial statements.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the

internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Stephen J. Staresinic, CPA

Stephen J. Staresinic
Certified Public Accountant